EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

DELIVERED BY FAX 1-202-772-9207

January 30, 2006

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Room 3628
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of AMENDED March 31, 2005 year end audited financial statements
Filing of related press release

Dear Sir:

Please find enclosed a copy of Champion's AMENDED March 31, 2005 year end audited financial statements and related press release. The press release was disseminated January 30, 2006 and the AMENDED financial statements were SEDAR filed January 30, 2006.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH. COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

Telephone: (416) 250-6699
Facsimile: (416) 250-7726

PRESS RELEASE

FOR IMMEDIATE RELEASE
January 30, 2006

Trading on the Canadian Trading and Quotation System
NUMBER OF SHARES ISSUED: 9,158,303

Champion Natural Health.com Inc. (CHPG.U;CNQ) announces that it is re-filing its Financial Statements for the year ended March 31, 2005. The Financial Statements can be viewed on SEDAR.

This re-filing occurred as a result of determining that Champion did not provide an appropriate narrative disclosure on the nature and effect of a correction of an accounting error. Note 3 of the amended Financial Statements include specific references to the correction of various errors contained in the Statement of Deficit, Notes 10 and 11 of the Financial Statements and the appropriate disclosure of the nature and effect of the correction of the errors.

For further information please contact Mr. Larry Melnick, President at (416) 250-6699.

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.

AMENDED FINANCIAL STATEMENTS

MARCH 31, 2005

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.

MARCH 31, 2005

CONTENTS

Kraft, Berger, Grill, Schwartz, Cohen & March LLP

CHARTERED ACCOUNTANTS

Exemption number
82-4485

AUDITORS' REPORT

To the Shareholders of
CHAMPION NATURAL HEALTH.COM INC.

We have audited the amended balance sheet of **CHAMPION NATURAL HEALTH.COM INC.** as at March 31, 2005 and 2004 and the amended statements of deficit, loss and cash flows for the years then ended. These amended financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these amended financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these amended financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Kraft, Berger, Grill, Schwartz, Cohen & March LLP

KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
Chartered Accountants

Toronto, Ontario
July 13, 2005 (except as to Note 3 which is as of January 16, 2006)

CHAMPION NATURAL HEALTH.COM INC.

EXEMPTION NUMBER
82-4485

AMENDED BALANCE SHEET
MARCH 31, 2005

ASSETS

	2005	2004
CURRENT		
Cash	$ 6,085	$ 27,819
Loan receivable (Note 6)	-	60,432
	6,085	88,251
INTANGIBLE ASSETS (Note 7)	-	100,000
	$ 6,085	$ 188,251

LIABILITIES

	2005	2004
CURRENT		
Accounts payable and accrued liabilities	$ 14,166	$ 26,232
Loan payable (Note 6)	7,202	-
	21,368	26,232

CAPITAL DEFICIENCY

	2005	2004
CAPITAL STOCK (Note 8)	3,456,987	3,154,902
CONTRIBUTED SURPLUS (Note 11)	137,800	104,235
DEFICIT	(3,610,070)	(3,097,118)
	(15,283)	162,019
	$ 6,085	$ 188,251

See accompanying notes to amended financial statements.

APPROVED ON BEHALF OF THE BOARD:

Director - Larry Melnick

Director - Sophie Melnick

"Amended - See Note 3"

EXEMPTION NUMBER 82-4485

CHAMPION NATURAL HEALTH.COM INC.

AMENDED STATEMENT OF DEFICIT

FOR THE YEAR ENDED MARCH 31, 2005

	2005	2004
DEFICIT, beginning of year, as previously stated	$ (3,003,094)	$ (2,838,783)
Correction of accounting error (Notes 3 and 10)	(94,024)	-
DEFICIT, beginning of year, as restated	(3,097,118)	$ (2,838,783)
Net loss for the year	(512,952)	(258,335)
DEFICIT, end of year	$ (3,610,070)	$ (3,097,118)

See accompanying notes to amended financial statements.

"Amended - See Note 3"

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.

AMENDED STATEMENT OF LOSS

FOR THE YEAR ENDED MARCH 31, 2005

	2005	2004
REVENUE		
Interest	$ -	$ 3,175
EXPENSES		
Officers' remuneration	36,000	66,000
General	20,316	23,489
Shareholders' information	10,699	17,443
Transfer agent's fees and expenses	8,122	8,941
Professional fees	2,165	25,584
Amortization	100,000	103,801
Maintenance fees	-	5,078
Interest	-	1,174
	177,302	251,510
LOSS BEFORE THE FOLLOWING	(177,302)	(248,335)
Write off of investment in Wellbeing Inc.	-	(10,000)
Write off of investment in Home Farms Technologies(Note 5)	(335,650)	-
	(335,650)	(10,000)
NET LOSS FOR THE YEAR	$ (512,952)	$ (258,335)
LOSS PER BASIC AND FULLY DILUTED SHARE	$ (0.05)	$ (0.03)

See accompanying notes to amended financial statements.

"Amended - See Note 3"

EXEMPTION NUMBER 82-4485

CHAMPION NATURAL HEALTH.COM INC.

AMENDED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2005

	2005	2004
OPERATING ACTIVITIES		
Net loss for the year	$ (512,952)	$ (258,335)
Amortization	100,000	103,801
Write off of investment in Home Farms Technologies	335,650	-
Write off of investment in Wellbeing Inc.	-	10,000
	(77,302)	(144,534)
Change in non-cash components of working capital		
Sundry receivable	-	4,580
Accounts payable and accrued liabilities	(12,066)	13,635
	(12,066)	18,215
	(89,368)	(126,319)
INVESTING ACTIVITIES		
Decrease in loan receivable	60,432	-
Decrease in mortgages receivable	-	95,000
Investment in Wellbeing Inc.	-	(10,000)
	60,432	85,000
FINANCING ACTIVITY		
Increase in loan payable	7,202	55,470
CHANGE IN CASH	(21,734)	14,151
CASH, beginning of year	27,819	13,668
CASH, end of year	$ 6,085	$ 27,819
SUPPLEMENTARY CASH FLOW INFORMATION		
Interest paid	$ -	$ 1,256

See accompanying notes to amended financial statements.

"Amended - See Note 3"

EXEMPTION NUMBER 82-4485

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO AMENDED FINANCIAL STATEMENTS

MARCH 31, 2005

1. DESCRIPTION OF BUSINESS

The Company is a reporting issuer in Ontario and Alberta and is currently inactive. The accounts of a former wholly-owned subsidiary, Home Farms Technologies Asia Sdn. Bhd., have not been consolidated for the period from acquisition on September 2, 2004 to date of abandonment on February 17, 2005. After reviewing the results of subsidiary's operations, management has determined that there might have been misrepresentations with regards to the subsidiary's operating activities. These possible misrepresentations, combined with the management's inability to obtain proper financial information had led management to abandon its investment. The results of this discontinued operation is included as a write-off of investment in Home Farms Technologies.

2. GOING CONCERN

The financial statements are prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as a going concern. The application of the going concern concept is dependent on the Company's ability to settle its debt and obtain financing in order to continue its operations.

Management is of the opinion that suitable business opportunities will be identified and that external and/or internal financing will be obtained to meet the Company's liabilities and commitments as they become due.

3. AMENDMENTS

Subsequent to the issuance of the Company's March 31, 2005 financial statements, it was determined that the Company did not properly disclose the effect of the correction of an error on the financial statements. The significant amendments are as follows:

Statement of Deficit	Enhanced Disclosure, with specific reference to a correction of an error
Note 10	Change of name and additional disclosure
Note 11	Additional disclosure

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Foreign Currency Transactions

Accounts stated in other currencies are translated as follows:

- monetary assets and liabilities - at year-end rate;
- non-monetary assets - at historical rates;
- revenue and expenses - at average exchange rates in effect during the year.

Exchange gains or losses are included in earnings.

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO AMENDED FINANCIAL STATEMENTS

MARCH 31, 2005

EXEMPTION NUMBER 82-4485

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) **Intangible Assets**

The web site acquired in exchange for the shares of the investee corporation is stated at estimated fair market value. Amortization is provided for on a straight-line basis over its estimated useful life of three years.

(c) **Stock-Based Compensation**

The Company grants stock options for a fixed number of shares to employees and consultants with an exercise price equal to the fair value of the shares at the date of grant. The Company recognizes compensation expense for the stock-based compensation plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

If stock or stock options are repurchased from employees or consultants, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

(d) **Revenue Recognition**

The Company currently has no sources of revenue.

(e) **Loss Per Share**

Loss per share is calculated using the weighted average number of shares outstanding during the year of 8,949,970 (2004 - 8,658,303). The outstanding 945,000 share options and warrants have no dilutive effect on loss per share.

(f) **Financial Instruments**

The carrying amounts reflected in the balance sheet for loan receivable, accounts payable and accrued liabilities and loan payable approximate fair market value due to the short-term maturities of these instruments.

(g) **Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

CHAMPION NATURAL HEALTH.COM INC. EXEMPTION NUMBER 82-4485

NOTES TO AMENDED FINANCIAL STATEMENTS

MARCH 31, 2005

5. ACQUISITION OF COMPANY

On February 27, 2004, the Company signed a share purchase agreement to acquire all of the issued and outstanding shares of Home Farms Technologies Asia Sdn. Bhd. ("Home Farms") in an arm's length transaction for U.S.$250,000. The purchase price of U.S.$250,000 was satisfied by issuing 500,000 units of the Company, each unit comprised of one subordinate voting share in the capital of the Company and one subordinate voting share purchase warrant, each warrant entitling the vendors to purchase a subordinate voting share of the Company for an exercise price of U.S.$0.60 for a period of two years following the closing. Home Farms is a start-up company engaged in animal waste management with energy conservation as a by product utilizing a solid separator machine in this process. The transaction closed on September 2, 2004.

On February 17, 2005, the Company issued a press release stating that it is writing off its investment in Home Farms because of Home Farms' inability to properly manage itself. On March 17, 2005, the Company has divested its shares of Home Farms for a nominal consideration.

6. LOAN RECEIVABLE (LOAN PAYABLE)

Loan receivable (loan payable) from (to) an officer and director is non-interest bearing and due on demand.

7. INTANGIBLE ASSETS

	2005			2004
	Cost	Accumulated Amortization	Net	Net
Web site	$ 300,000	$ 300,000	$ -	$ 100,000

During the fiscal year ended March 31, 2001, the Company, in exchange for 1,800,000 subordinate voting shares, acquired 50% interest in E-com Marketing ("E-com") and ITEC Software Solutions Inc. ("ITEC") valued at $450,000. On March 26, 2002, the Company, in exchange for its investment in shares of E-com and ITEC, acquired an ownership of a web site (site address: www.championnaturalhealth.com) valued at $300,000. Value assigned to the web site was the lower of the cost of shares exchanged and an estimated cost to develop the site. Commencing in fiscal 2003, the Company has amortized the cost over a three year period.

8. CAPITAL STOCK

(a) **Authorized**

Unlimited number of subordinate voting shares, entitled to one vote per share
Unlimited number of multiple voting shares, entitled to 100 votes per share
Unlimited number of Class "A" shares, issuable in series
Unlimited number of Class "B" shares, issuable in series

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO AMENDED FINANCIAL STATEMENTS

MARCH 31, 2005

Exemption Number 82-4485

8. **CAPITAL STOCK (Continued)**

(b) **Issued**

	Subordinate Voting Shares		Multiple Voting Shares		Total
	#	$	#	$	$
Balance, March 31, 2003 and March 31, 2004	8,658,303	3,029,691	217,758	125,211	3,154,902
Issued on purchase of Home Farms Technologies (Note 5)	500,000	335,650	-	-	335,650
Cost allocated to warrants	-	(33,565)	-	-	(33,565)
Balance, March 31, 2005	9,158,303	3,331,776	217,758	125,211	3,456,987

(c) **Stock Options**

Issued and Outstanding

On August 29, 1994, the Company established a stock option plan (the "Plan") relating to the subordinate voting shares of the Company. On September 28, 2001, the shareholders of the Company approved increase of the issuable number of subordinate voting shares to a total of 1,500,000. Eligibility for participation in the Plan is restricted to directors, officers, employees and consultants of the Company and its affiliates. The number of shares subject to options granted under the Plan is limited to 1,500,000 subordinate voting shares in the aggregate and with respect to any one optionee 5% of the number of issued and outstanding subordinate voting shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value of the subordinate voting shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed ten years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director and/or officer of the Company, or upon the retirement, permanent disability or death of an optionee. The options are non-transferable.

	Option	Option Price
	#	$
Balance outstanding at March 31, 2004 and March 31, 2005	445,000	0.40

Number of Options Outstanding	Weighted Average Remaining Contractual Life	Exercise Price
445,000	1.50	$ 0.40

CHAMPION NATURAL HEALTH.COM INC. EXEMPTION NUMBER 82-4485

NOTES TO AMENDED FINANCIAL STATEMENTS

MARCH 31, 2005

8. CAPITAL STOCK (Continued)

(d) Warrants

Issued and Outstanding

500,000 subordinate voting share purchase warrants, each warrant exercisable at a price of U.S.$0.60 expiring September 2, 2006.

9. INCOME TAXES

As at March 31, 2005, the Company has non-capital losses totalling $669,500 carried forward for income tax purposes which are available to reduce future years' taxable income. The losses expire at various dates through 2012. The Company has capital losses totalling $3,886,500 which can be carried forward indefinitely to reduce future capital gains.

The Company has a total of $125,000 in Canadian resource related deductions available to reduce future taxable income.

Future Tax Assets

	2005	2004
Net operating loss carry forward	$ 254,400	$ 301,000
Allowable capital loss carry forward	738,300	675,000
Excess of tax cost over accounting	190,000	152,000
Exploration and development expenditures	48,000	48,000
	1,230,700	1,176,000
Less: Valuation allowance	1,230,700	1,176,000
Net future tax assets	$ -	$ -

10. CORRECTION OF ACCOUNTING ERROR

On March 2, 2004, the Company's property and equipment were sold to the president of the Company. The Company originally recognized a gain on sale in the amount of $94,023. In accordance with generally accepted accounting principles, a related party transaction should be measured at the carrying amount and any difference between the items exchanged should be included as a charge or credit to equity.

In accordance with the CICA Handbook Section 1506, the Company restated prior period financial statements to correct this error. As a result of the above correction net loss for the year ended March 31, 2004 increased by $94,023, deficit at March 31, 2004 increased by $94,023 and loss per share increased by $0.01 to $0.03 per share. Consolidated surplus at March 31, 2004 increased by $94,023.

CHAMPION NATURAL HEALTH.COM INC.

EXEMPTION NUMBER 82-4485

NOTES TO AMENDED FINANCIAL STATEMENTS

MARCH 31, 2005

11. CONTRIBUTED SURPLUS

Balance, March 31, 2003 and March 31, 2004, as previously stated	$	10,211
Correction of error, excess market value over carrying value on sale of the Company's property and equipment (Note 10)		94,024
Balance, March 31, 2004, as stated		104,235
Warrants granted (Note 5)		33,565
Balance, March 31, 2005	$	137,800